ARCIS RESOURCES CORPORATION
4320 Eagle Point Parkway, Suite A
Birmingham, AL 35242
205-453-9650

December 9, 2010
VIA EDGAR
Melinda Hooker
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Washington, DC 20549

Re:	Arcis Resources Corporation f/k/a Mountain Renewables, Inc.
Form 8-K
Filed November 19, 2010
File No. 333-159577

Dear Ms. Hooker:

I am writing in response to your letter dated November 19, 2010.  For reference, the Staff’s comments are copied below, indented, each followed by our response.

1.
We note your disclosure Friedman LLP declined to serve as your registered public accounting firm.  Amend your filing to specifically state whether the former accountants resigned, declined to stand for re-election or were dismissed.  Please also disclose the specific date this action took place.  Refer to Item 304(a)(1)(i) of Regulation S-K.

Response to Comment 1

We are today filing an amendment to the Form 8-K.  We have amended the disclosure to clarify the circumstances under which Friedman declined to serve.  Since the disclosure is that Friedman failed to accept its position as registered public accounting firm, there is no specific date on which the action took place.

2.	Amend your filing to indicate whether your Board of Directors approved your change of accountants. Refer to Item 304(a)(1)(iii) of Regulation S-K.

Response to Comment 2

Because there was no decision regarding Friedman’s declination made by the management of the issuer, Item 304(a)(1)(iii) is not applicable.

3.
To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K.

Response to Comment 3

An updated Exhibit 16 has been filed with the amended Form 8-K.

Acknowledgement

The undersigned, as Chief Executive Officer of Arcis Resources Corporation, hereby acknowledges that:

•	Arcis Resources Corporation is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Arcis Resources Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Kenneth A. Flatt, Jr.
Kenneth A. Flatt, Jr.
Chief Executive Officer